Exhibit 99.1

ErosSTX Announces Reverse Stock Split

Douglas, ISLE OF MAN and Burbank, CALIFORNIA – January 28, 2022 – Eros STX Global Corporation (NYSE: ESGC) (“ErosSTX”, the “Company”, “we” or “our”) today announced that its Board of Directors has approved a one-for-twenty reverse split of its issued and outstanding A and B ordinary shares (the “Reverse Stock Split”). The Reverse Stock Split will become effective as of 5:00 p.m. Eastern Time on February 7, 2022 (the “Effective Date”), and the Company’s A ordinary shares are expected to begin trading on a post-split basis when the market opens on February 8, 2022.

The Company’s A ordinary shares will continue to trade on The New York Stock Exchange (“NYSE”) under the symbol “ESGC.” The new CUSIP number for the A ordinary shares following the Reverse Stock Split will be G3788R105.

The Reverse Stock Split is being implemented with the expectation that it will increase the market price per share of the Company’s A ordinary shares, which is required for the Company to regain compliance with the NYSE’s minimum trading price criteria for continued listing.

The Reverse Stock Split will reduce the number of A ordinary shares from 357.3 million to 17.9 million and the number of B ordinary shares from 21.7 million to 1.1 million. The Reverse Stock Split will not modify any rights or preferences of the Company’s ordinary shares and there will be a proportionate adjustment in the par value per share.

No fractional shares will be issued in connection with the Reverse Stock Split. Shareholders who otherwise would be entitled to receive fractional shares will instead receive an amount of cash equal to the fraction of one share to which such holder would otherwise be entitled, multiplied by the average (after taking into account the ratio at which the Reverse Split is effected) of the intraday volume weighted average price (“VWAP”) of the Company’s A ordinary shares on the NYSE for the five trading days immediately preceding the Effective Date.

Computershare Trust Company, N.A. (“Computershare”), the Company’s transfer agent, will act as the exchange agent for the Reverse Stock Split. Shareholders with certificated A ordinary shares will receive a letter of transmittal from Computershare with instructions on how to surrender certificates representing pre-split shares. Shareholders should not send in their pre-split certificates until they receive a letter of transmittal from Computershare. Shareholders with book-entry shares or who hold their shares through a bank, broker or other nominee will not need to take any action. Stockholders of record who held pre-split certificates will receive their post-split shares book-entry and will be receiving a statement from Computershare regarding their common stock ownership post-Reverse Stock Split.

About Eros STX Global Corporation

Eros STX Global Corporation (NYSE: ESGC) is a global entertainment company that acquires, co-produces and distributes films, digital content and music across multiple formats such as theatrical, television and OTT digital media streaming to consumers around the world. Eros International Plc changed its name to Eros STX Global Corporation pursuant to the July 2020 merger with STX Entertainment, merging two international media and entertainment groups to create a global entertainment company with a presence in over 150 countries. ErosSTX delivers star-driven premium feature film and episodic content across a multitude of platforms at the intersection of the world’s most dynamic and fastest-growing global markets, including US, India, Middle East, Asia and China. For further information, please visit ErosSTX.com.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Information provided in this communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are subject to the safe harbors created thereby. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “approximately,” “anticipate,” “believe,” “estimate,” “continue,” “could,” “expect,” “future,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “will”, “trending” and similar expressions. Those statements include, among other things, the discussions of the Company’s business strategy and expectations concerning its and the Company’s market position and future operations. All such forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we are expecting, including, without limitation: our ability to successfully and cost-effectively source film content; the Company’s ability to achieve the desired growth rate of Eros Now; our ability to maintain or raise sufficient capital; delays, cost overruns, cancellation or abandonment of the completion or release of the Company’s films; our ability to predict the popularity of its films, or changing consumer tastes; our ability to maintain existing rights, and to acquire new rights, to film content; our ability to successfully defend any future class action lawsuits we are a party to in the U.S.; anonymous letters to regulators or business associates or anonymous allegations on social media regarding the Company’s business practices, accounting practices and/or officers and directors; our ability to recoup the full amount of box office revenues to which it is entitled due to underreporting of box office receipts by theater operators; our dependence on our relationships with theater operators and other industry participants to exploit the Company’s film content; our ability to mitigate risks relating to distribution and collection in international markets; our ability to compete with other forms of entertainment; our ability to combat piracy and to protect our intellectual property; our ability to maintain an effective system of internal control over financial reporting; contingent liabilities that may materialize, our exposure to liabilities on account of unfavorable judgments/decisions in relation to legal proceedings involving the Company or its subsidiaries and certain of its directors and officers; our ability to successfully respond to technological changes; our ability to satisfy debt obligations, fund working capital and pay dividends; the monetary and fiscal policies of countries around the world, inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices; our ability to address the risks associated with acquisition opportunities; risks that the ongoing novel coronavirus pandemic and its spread, and related public health measures, may have material adverse effects on our business, financial position, results of operations and/or cash flows; the occurrence of any event, change or other circumstances that could give rise to the termination of the purchase agreement or the failure to satisfy the closing conditions; the possibility that the consummation of the transactions contemplated by the purchase agreement is delayed or does not occur; uncertainty as to whether the parties will be able to complete the transactions contemplated by the purchase agreement on the terms set forth therein; the outcome of any legal proceedings that may be instituted against the parties or others following announcement of the transactions contemplated by the purchase agreement; challenges, disruptions and costs of the transactions contemplated by the purchase agreement and related transactions; risks that the transactions contemplated by the purchase agreement disrupt current plans and operations that may harm the Company’s businesses; the amount of any costs, fees, expenses, impairments and charges related to the transactions contemplated by the purchase agreement; uncertainty as to the effects of the announcement or pendency of the transactions contemplated by the purchase agreement and related transactions on the market price of the Company’s A Ordinary Shares and/or the Company’s financial performance; completion of the contemplated refinancing or strategic transactions; uncertainty as to the long-term value of the Company’s ordinary shares; the completion of the Company’s fiscal 2021 audit and filing of its Annual Report on Form 20-F, and the effects of a reverse stock split.

The forward-looking statements contained in this communication are based on historical performance and management’s current plans, estimates and expectations in light of information currently available and are subject to uncertainty and changes in circumstances. There can be no assurance that future developments affecting the Company will be those that it has anticipated. Actual results may differ materially from these expectations due to changes in global, regional or local political, economic, business, competitive, market, regulatory and other factors, many of which are beyond the Company’s control. Should one or more of these risks or uncertainties materialize or should any of the Company’s assumptions prove to be incorrect, the Company’s actual results may vary in material respects from what the Company may have expressed or implied by these forward-looking statements. The Company cautions that you should not place undue reliance on any of its forward-looking statements. Any forward-looking statement made by the Company in this communication speaks only as of the date on which the Company makes it. Factors or events that could cause the Company’s actual results to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by applicable securities laws.

Contact Information

Drew Borst

EVP, Investor Relations & Business Development

ErosSTX Global Corporation

drew@erosstx.com

3